UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )

QUMU CORPORATION

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

749063103

(CUSIP number)

February 28, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on the following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 749063103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS ESW CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 925,000 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 925,000 (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (2)
12	TYPE OF REPORTING PERSON* OO

(1)	Consists of 925,000 shares of common stock issuable upon the exercise of an outstanding warrant, which is held directly by ESW Capital, LLC (“ESW”). Joseph A. Liemandt is the sole voting member of ESW, and may be deemed to have beneficial ownership of the shares held by ESW.
(2)	Based upon 9,390,250 shares of Common Stock outstanding as of November 3, 2017, as disclosed in the Issuer’s Quarterly Report or Form 10-Q filed by the Issuer with the SEC for the quarterly period ended September 30, 2017, that was filed on November 13, 2017.

CUSIP No. 749063103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS Joseph A. Liemandt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 925,000 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 925,000 (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (2)
12	TYPE OF REPORTING PERSON* IN/HC

(1)	Consists of 925,000 shares of common stock issuable upon the exercise of an outstanding warrant, which is held directly by ESW. Joseph A. Liemandt is the sole voting member of ESW, and may be deemed to have beneficial ownership of the shares held by ESW.
(2)	Based upon 9,390,250 shares of Common Stock outstanding as of November 3, 2017, as disclosed in the Issuer’s Quarterly Report or Form 10-Q filed by the Issuer with the SEC for the quarterly period ended September 30, 2017, that was filed on November 13, 2017.

Item 1

(a)	Name of Issuer:

QUMU Corporation

(b)	Address of Issuer’s Principal Executive Offices:

510 1st Avenue North, Suite 350

Minneapolis, MN 55403

Item 2

(a)	Name of Person Filing:

(1) ESW Capital, LLC

(2) Joseph A. Liemandt, who is the sole voting member of ESW

(b)	Address of Principal Business Office or, if None, Residence:

(1) ESW Capital, LLC

401 Congress Ave., Suite 2650

Austin, TX 78701

(2) Joseph A. Liemandt

401 Congress Ave., Suite 2650

Austin, TX 78701

(c)	Citizenship:

(1) ESW Capital, LLC is a Delaware limited liability company.

(2) Joseph A. Liemandt is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number: 749063103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Amount Beneficially Owned: Consists of 925,000 shares of common stock (subject to anti-dilution adjustments up to a cap of 1,878,049 shares) issuable upon the exercise of an outstanding warrant, which was amended and restated on February 28, 2018 (the “Warrant”), which is held directly by ESW. Joseph A. Liemandt is the sole voting member of ESW, and may be deemed to have beneficial ownership of the shares held by ESW. The Warrant has an exercise price of $1.96 per share (subject to anti-dilution adjustments up to a cap of 1,878,049 shares), an expiration date of January 12, 2028, and is transferrable. Pursuant to the terms of the Warrant, the Company is obligated to file and cause to be effective a registration statement to register the resale of the shares of common stock underlying the Warrant.

(b)	Percent of Class: ESW Capital and Mr. Liemandt may be deemed to be the beneficial owners of 9.0% of the outstanding shares of common stock, based upon 9,390,250 shares of Common Stock outstanding as of November 3, 2017, as disclosed in the Issuer’s Quarterly Report or Form 10-Q filed by the Issuer with the SEC for the quarterly period ended September 30, 2017, that was filed on November 13, 2017.

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

Item 6	Ownership of More than Five Percent on behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See item 2(a).

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 08, 2018	ESW CAPITAL, LLC

	By:	/s/ Andrew S. Price
	Name:	Andrew S. Price
	Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

/s/ Andrew S. Price, As attorney-in-fact

EXHIBIT INDEX

Exhibit 24:	Power of Attorney by Joseph A. Liemandt (incorporated by reference to Exhibit 24 to the Schedule 13G filed by the Reporting Persons with the Commission on March 13, 2017)

Exhibit 99:1:	Joint Filing Agreement among the Reporting Persons (filed herewith)

Exhibit 99.1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: March 08, 2018

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

/s/ Andrew S. Price, As attorney-in-fact